UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mitek Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
606710-200
(CUSIP Number)
May 16, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	606710-200

1	NAMES OF REPORTING PERSONS Harland Clarke Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		321,428

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		321,428

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	321,428

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.37%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 23,474,343 shares of common stock outstanding as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2011, filed May 10, 2011.

CUSIP No.	606710-200

1	NAMES OF REPORTING PERSONS Harland Clarke Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		321,428

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		321,428

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	321,428

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.37%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 23,474,343 shares of common stock outstanding as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2011, filed May 10, 2011.

Item 1(a).	Name of Issuer:

Mitek Systems, Inc.. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8911 Balboa Ave., Suite B San Diego, California 92123

Item 2(a).	Name of Person Filing:

Harland Clarke Holdings Corp. (“Harland Clarke Holdings”) Harland Clarke Corp. (“Harland Clarke”)

Item 2(b).	Address of Principal Business Office:

Each of Harland Clarke Holdings and Harland Clarke has its principal place of business office at: 10931 Laureate Drive, San Antonio, Texas 78249.

Item 2(c).	Citizenship:

Harland Clarke Holdings Delaware Harland Clarke Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

606710-200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership:
On May 5, 2005, Harland Clarke, under its former name, John H. Harland Company (“Old Co”), filed a Schedule 13G relating to its acquisition of 2,142,856 shares of the Issuer’s common stock and warrants to purchase an additional 321,428 shares of the Issuer’s common stock (the “Original Schedule 13G”). In May 2007, Old Co was reincorporated in Delaware, renamed Harland Clarke Corp. and became a wholly-owned subsidiary of Harland Clarke Holdings. This Amendment No. 1 to Schedule 13G is being filed to report the disposition of 2,142,856 shares of common stock directly held by Harland Clarke on May 16, 2011 (the “Disposition”). As a result of the Disposition, neither Harland Clarke Holdings nor Harland Clarke remain beneficial owners of more than five percent of the Issuer’s common stock.
(a)	Amount beneficially owned: See Items 9 of cover pages.

(b)	Percent of class: See Items 11 of cover pages.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:
See Items 5-8 of cover pages.

Item 5.	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5% on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below, each of the undersigned certifies that, as to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011	HARLAND CLARKE HOLDINGS CORP.
	By:	/s/ Martin Wexler
		Name:	Martin Wexler
		Title:	Vice President and Treasurer

Date: May 18, 2011	HARLAND CLARKE CORP.
	By:	/s/ Martin Wexler
		Name:	Martin Wexler
		Title:	Vice President and Treasurer

Signature Page to Schedule 13G/A

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).